Mail Stop 0408


								June 3, 2005



Dr. Liang Qiao
Chairman and Chief Executive Officer
Bio-Bridge Science, Inc.
1211 West 22nd Street, Suite 615
Oak Brook, Illinois 60523


      Re:	Bio-Bridge Science, Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed May 2, 2005
      File No. 333-121786



Dear Dr. Qiao:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Summary, page 3
1. Please revise to provide additional summarized information about the principal obstacles remaining before you may have a commercial product. Please provide a realistic estimate of the time it may take before you may have a commercial product.


Government Regulation in China, Japan and the United States, page
25
2. Please provide estimated times for each step in the regulatory
process in each country.   Please clarify the estimated time and
capital needed to bring the vaccine to market in each of the three countries.


Competition, page 27
3. Please revise your statement that "we believe we have significant intellectual property protection to prevent other from developing a competing vaccine" to clarify that you only believe that you can prevent others from developing a competing vaccine using the same technology as yours and that others are developing competing vaccines.


Management`s Discussion and Analysis, page 28
4. Please revise your reference to "pre-clinical testing" to clarify that this involves testing on animals not humans;

5. Please reconcile the going concern opinion of your auditors as well as your statement on page 28 that you "will need to obtain additional financing ... to fund our cash needs and continue our operations for the next 12 months" with your statement on page 29 that "We believe that we have adequate cash to satisfy our ...on-going operations...for the nest 12 months."


Consolidated Financial Statements

General

1. Please refer to our previous comment 51. We could not locate separate correspondence from your auditors. Please have your independent accounting firm supplementally tell us the audit procedures used to determine the existence, and appropriate values of fixed assets, including construction in process and the land use right. In addition, the accounting firm should supplementally tell us their expertise in valuing assets held in China.


Note 1.  Organization and Principal Activities - page F-6

2. Please refer to our previous comment 48. We note discussion of the reasons why the company has a going concern disclosure in the financial statements. However, no discussion of management`s viable plan to overcome these difficulties could be located. Please revise here and in MD&A to include this discussion as required by FRR-16.


Note 5.  Loss on Investment - page F-12

3. Please revise to disclose management`s reasons for acquiring
Aegir
and why it subsequently decided to sell.

4. Please revise to disclose how recognizing the note receivable from
Nakagawa Corporation at its present value resulted in a loss.


      * * * * * * * * * * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rebekah Blakely Moore at (202) 551-3463 or
Paul
Ellis Cline at 202-551-3851 if you have questions regarding
comments
on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3698
with any other questions.



								Sincerely,



								Mark Webb
								Legal Branch Chief




Dr. Liang Qiao
Bio-Bridge Science, Inc.
June 3, 2005
Page 1